UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-34936

Noah Holdings Limited

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Ching Tao
Ching Tao Chief Financial Officer

Date: June 20, 2016

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

SHANGHAI, June 15, 2016 /PRNewswire/ — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management service provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China, announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2015 with the U.S. Securities and Exchange Commission on April 27, 2016.

The annual report can be accessed on Noah’s investor relations website at http://ir.noahwm.com/. The Company will provide hard copies of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management services provider with a focus on global services for high net worth individuals and enterprises in China. In the first quarter of 2016, Noah distributed over RMB24.8 billion (US$3.8 billion) of wealth management products. As of March 31, 2016, Noah had assets under management of RMB94.6 billion (US$14.7 billion).

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, mutual fund products and insurance products. Noah also develops and manages financial products denominated in both domestic (RMB) and foreign currencies, covering real estate funds and funds of funds, including private equity funds, real estate funds, hedge funds and fixed income funds through Gopher Asset Management. In addition, in 2014, the Company launched a proprietary internet finance platform to provide financial products and services to aspiring high net worth individuals and enterprise clients in China. Noah delivers customized financial solutions to clients through a network of 1,137 relationship managers across 166 branches and sub-branches in 68 cities in China, and serves the international investment needs of its clients through a wholly owned subsidiary in Hong Kong. The Company’s wealth management business had 105,557 registered clients as of March 31, 2016.

For more information please visit Noah at ir.noahwm.com.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com

1